Exhibit 99.1

For immediate release
October  2, 2006
Petro-Canada’s De Ruyter Development Achieves First Oil

Petro-Canada (TSX:PCA, NYSE: PCZ) The Hague - Petro-Canada announced achievement of first oil from the De Ruyter development, located in the southern part of the North Sea on the Dutch Continental Shelf.

Operated by Petro-Canada, De Ruyter will ramp up production during the remainder of 2006. In 2007 and 2008 production is expected to average approximately 18,500 barrels per day of which over 90% will be oil and the remainder will be natural gas. This would add approximately 10,000 barrels of oil equivalent per day net to Petro-Canada. Petro-Canada has a 54.07% interest in the field and is a partner with Energie Beheer Nederland (EBN), who holds the remaining 45.93% interest.

“The successful start-up of De Ruyter is the first milestone in delivering near-term production growth internationally, a key component of our international growth strategy. Around year end we also expect to have production from Block L5b-C in The Netherlands and the Buzzard field, located in the UK North Sea,” said Peter Kallos, Executive Vice-President, International. “This is our second development of an operated platform in the Netherlands, and this project experience should be a benefit to both our portfolio in Northwest Europe and to our international business.”

The De Ruyter field straddles Blocks P10a and P11b, which are both operated by Petro-Canada. The development consists of a Gravity Base Structure with wellhead and lattice towers supporting an Integrated Production Deck. De Ruyter joins Hanze as Petro-Canada’s second operated offshore field in the Dutch North Sea.

“The project team, staff and our contractors worked hard together to bring the De Ruyter development on-stream within our target for schedule and budget. Most importantly, our team should be congratulated that first oil was achieved with a good safety record,” said Mr. Kallos.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally. We create value by responsibly developing energy resources and providing world class petroleum products and services. Petro-Canada is proud to be a National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Our common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information please contact:

Media and general inquiries:	Investor and analyst inquiries:
Emma Meehan	Gord Ritchie
Corporate Communications	Investor Relations
Petro-Canada (London)	Petro-Canada (Calgary)
Tel: +44 207 105 6531	Tel: (403) 296-7691

Rosemary Drummond	Pam Tisdale
Corporate Communications	Corporate Communications
Petro-Canada (London)	Petro-Canada (Calgary)
Tel: +44 207 105 6530	Tel: (403) 296-4423

Michelle Harries
Corporate Communications
Petro-Canada (Calgary)
Tel: (403) 296-3648

LEGAL NOTICE - FORWARD-LOOKING INFORMATION / RESERVES ESTIMATES

This release contains forward-looking statements. Such statements are generally identifiable by the terminology used, such as “plan,” “anticipate,” “intend,” “expect,” “estimate,” “budget” or other similar wording. Forward-looking statements include, but are not limited to, references to business strategy, drilling plans, construction activities, the submission of development plans, oil and gas production levels and the sources of growth thereof, results of exploration activities and dates by which certain areas may be developed or may come on-stream, reserves estimates and reserves life. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas (including Liquified Natural Gas, LNG) to markets; the effects of weather conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes and royalty rates; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas and LNG operations; expected rates of return; and other factors, many of which are beyond the control of Petro-Canada. These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the United States (U.S.) Securities and Exchange Commission (SEC).

Readers are cautioned that the foregoing list of important factors affecting forward-looking statements is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and except as required by applicable law, Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

Petro-Canada’s staff of qualified reserves evaluators generates the reserves estimates used by the Company. Our reserves staff and management are not considered independent of the Company for purposes of the Canadian provincial securities commissions. Petro-Canada has obtained an exemption from certain Canadian reserves disclosure requirements to permit it to make disclosure in accordance with SEC standards in order to provide comparability with U.S. and other international issuers. Therefore, Petro-Canada’s reserves data and other oil and gas formal disclosure is made in accordance with U.S. disclosure requirements and practices and may differ from Canadian domestic standards and practices. Where the term barrel of oil equivalent (boe) is used in this release it may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet (Mcf): one barrel (bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. The use of terms such as “probable”, “possible”, “recoverable” or "potential” reserves and resources in this release does not meet the guidelines of the SEC for inclusion in documents filed with the SEC.